Exhibit 3.1

BAOTOU CHANGXIN MAGNESIUM CO., LTD.

ARTICLES OF ASSOCIATION

CHAPTER  1GENERAL PROVISIONS

Article 1     In accordance with the Law of Foreign-Invested Entities of PRC and other relevant law, CDI CHINA INC., EXCEL RISE TECHNOLOGY CO., LTD., and THREE HARMONY (AUSTRALIA) PTY LTD. decide to incorporate a Foreign-Invested Entity in SHIGUAI District, Baotou City, Inner Mongolia Autonomous Region.

Article 2     The name of the Foreign-Invested Entity

Chinese:
Baotou Changxin Magnesium Co., Ltd. (“FIE”)

Registered Address: DaFa Erkuang Yard, Shiguai District, Baotou City

Legal Representative:	Huang, Yuwei
Title:	Chairman of the Board
Nationality:	PRC

Article 3     The investors’ name, address and legal representative:

Party A	Name: CDI CHINA, INC. (“Party A”)

Registered Address: Florida, USA

Legal Representative: Wang, Yuejian

Title: Chairman of the Board

Nationality: USA

Party B	Name: EXCEL RISE TECHNOLOGY CO., LTD. (“Party B”)

Registered Address: Bandar Seri Begawan BS 8811, Negara Brunei Darussalam

Legal Representative: Zhang, Wuliang

Title: Chairman of the Board

Nationality: USA

Party C	Name: THREE HARMONEY (AUSTRALIA) PTY LTD. (“Party C”)

Registered Address: 306-308 Gallan Osmond Street, Adelaide, SA, Australia

Legal Representative: Wu, Engli

Title: Chairman of the Board

Nationality: PRC

Article 4     FIE is a Chinese Corporate, subject to the jurisdiction and protection of Chinese law, all its activities must comply with the laws, decrees and regulations of PRC, and compliance with the requirements.

CHAPTER 2BUSINESS SCOPE AND SCALE

Article 5     Business scope of FIE: production and sale of magnesium and magnesium alloys and related products.

Article 6     Production scale of FIE: production of magnesium and magnesium alloys 20,000 metric tons annually.

CHAPTER 3TOTAL INVESTMENT AND REGISTERED CAPITAL

Article 7     Total investment of the FIE is RMB 200,000,000.

Article 8     Registered Capital of the FIE is RMB 100,000,000. The registered capital of the investment structure and funding proportions are as follows:

			Registered Capital
			Total

Party	Entity Name	%	USD	RMB

A	CDI China Inc.	51%	$ 7,084	51,000
B	Excel Rise Technology Co., Ltd.	39%	$ 5,417	39,000
C	Three Harmony (Australia) Party, Ltd.	10%	$ 1,389	10,000
			$ 13,890	100,000

Article 9     Party A, Party B and Party C deliver investments with cash in US dollars equivalents RMB. The exchange rate is set at 7.20.

Article 10   During the operations of FIE, the registered capital shall not be reduced.

Article 11   Party A, B, C investment schedule: in the first phase RMB 66,000,000, of which Party A infuses US dollars the equivalent of RMB 31,730,000, Party B infuses US dollars the equivalent of RMB 24,270,000, and Party C infuses US dollars the equivalent of RMB 10,000,000 within 180 days after FIE established; before the December 31, 2008 Party A infuses US dollars the equivalent of RMB 19,270,000, and Party B infuses US dollars equivalent to RMB 14,730,000. Upon full investment of the registered capital, the China registered accountants will validate the capital contribution and issue capital verification report, and FIE will issue investor certificates.

Article 12   If FIE increases its registered capital, by Party A, B, and C increasing their investments in FIE, or FIE absorbing investments from other investors, or FIE re-investing its accumulation of operation profits, it is subject to consent of the Board of Director and approval from original approving authority.

Article 13   The transfer of registered capital of FIE, whether in whole or in part, is subject to written consent of Party A, Party B, and Party C and approval by the approving authority.

If any Party transfers all or part of its interest in FIE to other parties, the party should obtain the prior written consent of the other two parties, while the other two parties must respond in a written reply on whether to exercise pre-emption.

In addition, any capital transfer of FIE must be reported to the original approving authority and obtain approval prior to transfer.

The conditions of shares transfer to a third party cannot be better than the conditions of shares transfer to the other two shareholder parties

Article 14   Upon consent by Party A, B, C and approval by the approving authority, FIE can establish joint ventures and cooperative companies with foreign economic entities as well as set up branches elsewhere in China.

CHAPTER 4BOARD OF DIRECTORS

Article 15   The Board of Directors is set up on the date that FIE’s business license is issued.

Article 16   The Board of Directors is composed of 5 board members. Party A appoints 1 board member, Party B appoints 2 board members, Party C appoints 1 board member, and Party A and Party B jointly appoint 1 board member. The Chairman of the Board of Directors is appointed by Party B, the vice Chairman of the Board of Directors is appointed by Party A; 3 Directors, one is jointly appointed by Party A and Party B, and the remaining two are appointed by Party B and Party C respectively.

Article 17   The term of each board member is 3 years. The term can be renewed when the assigning parties continue the appointment. Prior to the expiration of the term of office of directors, the Board shall not discharge its duties without cause.

Article 18   The Board is the highest authority of FIE and in charge of all major decisions and matters. The following matters shall be decided by the board of directors unanimously adopted:

1.	Revision of Articles of Association;
2.	Dissolution of FIE;
3.	Change of FIE’s Registered Capital;
4.	Transfer shares of FIE by any one party or two parties;
5.	Any one or two parties putting shares of FIE in pledge to creditors;
6.	Separation or merger with other economic entities;
7.	Mortgage FIE’s assets.

All other matters will be subject to a majority of the board of directors.

Article 19   The Chairman of the Board of Directors is FIE’s legal representative. When the Chairman cannot perform the duties for whatever reason, Chairman should authorize other board member to perform its duties; not expressly authorized by the Chairman, the directors appointed by Party B will perform the duties of Chairman.

Article 20   The meeting of the Board of Directors should be held at least once every year at FIE’s address or such other site designated by Board of Directors. The meetings are summoned and hosted by the Chairman of Board of Directors. When requested by 2 directors (more than one-third of board members), additional board meetings can be held.

The notice to convene a meeting of the Board of Directors shall include notice of the meeting time, place and the agenda, and should be distributed to all directors 10 days before the meeting held in writing. The meeting minutes should be kept in archives.

Article 21   The annual and interim Board of Directors meeting should at least include three (two-thirds of the number of directors) or above directors. Every director is entitled to one vote.

Article 22   Parties have an obligation to ensure that the directors they appoint attend the annual and interim board meeting. Directors who are unable to participate in meetings of the Board shall issue a power of attorney and have their representative to attend the meetings.

Article 23   If the directors appointed by one or more parties do not attend the meetings of the Board nor consign their representatives to attend the meetings, it prevents the Board of Directors to make resolutions on the major matters regarding laws, regulations, statutes and this articles of association with 30 days, then other parties (the notifying parties) can resend the notice in writing to the directors (the notified parties) who do not attend the meetings at their registered address and urge them to attend the meetings within the specified date.

Article 24   The urge notice described in the preceding article should be mailed by doubly-registered letter 60 days before the meeting date designated, and should state expressly that the notified parties should reply whether or not to attend the meetings in writing within 45 days of the notice sent. If the notified parties still do not reply whether or not to attend the meetings within the prescribed time, it should be considered that the notified parities abstain. After the notifying parties receive the return receipt of the doubly-registered letter, the directors appointed by the notifying parties can convene the special meeting of the Board. If the resolutions regarding FIE’s major issues made in the special meetings are adopted unanimously by the directors attending the special meeting, the resolutions are legal binding even if the number of directors attending the special meeting is less than the quorum of a meeting of the Board held.

Article 25   The directors who are not working in the FIE do not get salaries from FIE. FIE bears the full cost of the Board meeting.

Chapter 5. Management Department

Article 26   Foreign invested Entity set up several business management departments, which are approved by the Board of Directors.

Article 27   Foreign Invested Entity appoints a general manager and a deputy general manager. The general manager and deputy general manager are hired by the board of directors. The Chairman, vice chairman and the directors of foreign invested Entity can be concurrently employed as the general manager, deputy general manager or other senior management positions.

Article 28   The term of the general manager and deputy general manager are two years. Employed by the Board of Directors, they may be reappointed.

Article 29   Under the leadership of board of directors, the foreign invested Entity adopts general manager responsibility system. The general manager is fully accountable to the board of directors, execute the board resolutions, leading daily production, technology and business management in foreign invested Entity.

The specific duties of general manager are as follows:

1.) According to the constitution of foreign invested Entities, implement the resolutions, provisions and a series of systems approved in Board meeting, organizing the production and business activities in foreign invested Entities.

2.) Organize and plan the development of foreign invested Entities, the annual business plan, the business objectives and profit targets, then submitting the plan to the Board of Directors for approval. After the plan approved by the Board of Directors, the general manager is responsible for the implementation and enforcement.

3.) Develop the operation and management system, financial system, labor wage system, workers attendance, reward and punishment system in foreign invested Entity, submitting the development to the Board for consideration, after approval, the general manager is responsible for the implementation.

4.) Develop the finance, the annual budget, the accounts draft, the infrastructure planning in foreign invested Entities, submitting to the Board for approval. Supervising and controlling financial accounting income and expense in foreign invested Entities.

5.) According to the management objectives and the annual business plan adopted by the Board, organize and structure the yearly, quarterly, monthly development and production progress. The general manager is responsible to complete the various technical and economic indicators proposed by the Board.

6.) Propose the structure of the management fit in foreign invested Entities, submitting to the Board for approval. Set up the department responsibility, hiring manager, and filing record to the Board. In accordance with the relevant provisions adopted by the Board, the general manager decides staff salaries, welfare and promotion.

7.) Responsible to submit an annual work report and other reports to the Board, taking board directors questions.

8.) According to the requirements of the departments, submitting the statistics report.

9.) Responsible to well manage other work, fully dealing with the normal business within the scope authorized by the Board. Issue all documents in the name of foreign-invested Entities, dealing with other matters entrusted by the Board.

10.) The deputy general manager assists the general manage. If the general manager of absence, the deputy general manager acts the general manager duties.

Article 30   The general manager and deputy general manager shall not concurrently be employed in other economic organizations and shall not participate in the business competition in other economic organizations against the foreign invested Entities.

Article 31   The general manager and deputy general manager should submit written report to the Board 60 days before resigning. After the Board approval and the transfer of work is completed, then they can leave from position. If above persons have corruptions or serious dereliction of duty, or prejudicial to the interests of foreign invested Entities, they may be filed at any time based on resolution of the Board, and held accountable for their economic responsibilities. Any incompetent persons can be replaced after the Board evaluation.

Chapter 6 Financial Accounting

Article 32   The foreign financial accounting system should be developed in accordance with the PRC Ministry of Finance and the relevant provisions of the relevant provisions of Baotou City, combined with the actual situation in foreign invested Entities.

Article 33   The accounting fiscal year in foreign invested Entities uses calendar year from each January 1 to December 31.

Article 34   All documents, books and reports in foreign invested Entities are required certain person to maintain for safe keeping. Any persons shall not arbitrarily alter and destroy.

Article 35   The foreign invested Entity use real account based on the different currency. The RMB recorded as currency unit, the actual conversion between foreign currency and RMB is based on the exchange rate published by the State Administration of Foreign Currency Bureau. The foreign invested Entity use accrual basis and debit/credit to record accounting

Article 36   The foreign financial accounting bookkeeping records should include following:

1.) All cash income, expenditure amount in foreign invested Entity

2.) All material sales, purchase and inventory information in foreign invested Entity.

3.) The assets information in foreign invested Entity.

4.) The payment time, increase and transfer of the registered capital.

5.) Foreign invested Entities fund, income and liabilities in the joint venture with other economic organization, cooperation and company.

Article 37   The annual accounting financial statement in foreign invested Entities shall be audited by the registered accountants in China, submitting one copy to the Board, investment party, the relevant departments of a Baotou City.

Article 38   The board or director of the foreign invested Entities has the right to check current month, quarter, annual accounting financial statement, and investors have the right to hire auditors access to the books. The foreign invested Entity should provide convenience during the audit.

Article 39   According to the related provision in China, the foreign invested Entities should formulate the depreciation of fixed assets and start-up period of amortization period.

Article 40   The foreign invested Entities should open RMB and foreign currency accounts in the bank in Baotou, approved by of the Chinese Government.

Article 41    All foreign currency exchange matters in foreign invested Entities are in accordance with the “People’s Republic of China foreign currency exchange management regulation” and the relevant provisions of Baotou City.

Chapter 7 Profit Distribution

Article 42   The reserve fund, Entity development fund and employee incentive fund in foreign invested Entity should be derived from the profit after paying income tax by law. The extraction ratio is determined by the Board.

Article 43   The remaining profit in the foreign invested Entities will be distributed based on the proportion of the investment allocation after paying income tax and all funds required by law. However, the Board of Directors can approve an exception upon unanimous vote.

Article 44   If the foreign invested Entity does not make up for the loss in previous fiscal year, no profits can be distributed. The undistributed profit in previous fiscal year can be incorporated into present fiscal year for profit distribution.

Article 45   It is required for the Board to discuss and unanimously agree before proceeding, that the after-tax profits, reserve funds, and Entity development fund in foreign invested Entity are used to expand the registered capital or reserve funds or participate in other economic organizations.

Chapter 8 Workers

Article 46   The workers employment, dismissal, resignation, wages, welfare and labor insurance, labor, and labor discipline matters are in compliance with the relevant provisions of Baotou City departments and based on the specific circumstances in foreign invested Entities.

Article 47   Recruiting workers in foreign invested Entity is according to the provisions of Baotou City. Entering foreign invested Entities, the workers are examined during the probationary period. The probationary period is included in the trial contracts. The workers are transfer into formal employment after end of their probationary period. The labor contracts are needed to be established, including wages, all employment matters, employer and employee signatures, and so on so forth.

Article 48   The foreign-invested Entity has the right to give the warning, demerits, salary reduction and other penalty to the workers who violate system, labor discipline, and labor provisions in the labor contract. The worker, causing the sever consequence, may be dismissed by the foreign Entity. The dismissal of workers should be reported Baotou municipal labor and personnel departments for the record.

Article 49   The workers welfare, bonuses, labor protection and labor insurance, stipulated in various systems in foreign invested Entities, ensures employees to work under normal conditions.

Article 50   The treatment, in principle, is in accordance with the current wage system in Baotou City, and the actual situation in foreign invested Entities development. The specific proposals determined by the Board of Directors after consideration

Chapter 9 Period, Termination, Liquidation

Article 51   The operating period of foreign-invested Entity are 15 years, since the issuance date of business license.

Article 52   If the investment parties agree to extend the operating life, based on the resolution of the Board , foreign invested Entity should submit a written application to original approving authority six months before the operation expired. After approval, the foreign Entity can extend operation, while changing the registration procedures in the industrial and commercial administrative departments.

Article 53   In agreement that the termination of operation are maximum benefit, the foreign invested Entity can proceed early termination. The resolution of early operation termination by the Board is submitted to the original authority for approval.

Article 54   When the operation of foreign-invested Entities is expired or early terminated, the liquidation of the Committee needs to organized and liquidate property in accordance with People’s Republic of China relevant laws, decrees and the provisions of Baotou City.

Article 55   The mission of the liquidation Committee is to liquidate the property claims, debts, and prepare the balance sheet inventory, develop settlement program, implement liquidation after the Board approval. During the liquidation period, if necessary, the liquidate Committee proceeds prosecution on behalf of foreign invested.

Article 56   The liquidation costs and the service payment of the liquidation Committee should be paid in priority from existing property in foreign invested Entity.

Article 57    Liquidation principles:

1.) The assets in foreign invested Entities should be re-evaluated based on the book depreciation in reference to current price.

2.) After the debt are paid in full, the remaining assets can be distributed based on investment funding allocation ratio or the plan unanimously agreed by the board of directors.

Article 58   After liquidation, the foreign invested Entity should report to the original approving authority and proceed cancellation procedures, return business license in the industrial and commercial administrative departments, while at the same time making public announcement.

Chapter 10 Regulations

Article 59   The foreign invested Entities should approve the rules and regulations through the Board.

1.) Management systems, including management’s authority and working regulation;

2.) Workers codes;

3.) Labor wage system;

4.) Staff attendance, promotion and punishment system;

5.) Employee benefits system;

6.) Financial accounting system;

7.) Foreign dissolution of the liquidation procedures;

8.) Other necessary rules and regulations.

Chapter 11 Others

Article 60   Any charter revision and supplement must be unanimously adopted by the Board of Directors and reported approving authority for approval.

Article 61   The constitution is written in Chinese with 12 original sets.

Article 62   The Constitution is subject to all statutory investment representatives agreed and signed, and reported to the government for approval.

Investment side (Party A): The United States CDI CHINA INC.

Legal representative or authorized representative of Signature: /s/ Xiaowen Zhuang

Date: January 31, 2008

Investing (Party B): EXCEL RISE TECHNOLOGY CO, LTD.

Legal representative or authorized representative of Signature: /s/ Yuwei Huang

Date: January 31, 2008

Investing (Party C): THREE HARMONEY (AUSTRALIA) PTY LTD.

Legal representative or authorized representative of Signature: /s/ Engli Wu

Date: January 31, 2008